November 17, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, CD 20549

Re:	Whitebox Mutual Funds (File Nos. 333-175116 and 811-22574)

Ladies and Gentlemen:

On behalf of Whitebox Mutual Funds, a Delaware statutory trust (the “Trust”), we are transmitting for filing Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A. Included with this filing is an updated consent of the Trust’s independent public accountants.

Following this filing, we are transmitting via EDGAR a separate letter from the Trust pursuant to Rule 461 requesting that the Trust’s Registration Statement on Form N-1A be declared effective on November 17, 2011, or as soon as is practicable thereafter.

In response to a question received yesterday from the SEC staff, please be advised that the Trust’s investment adviser, Whitebox Advisors, LLC, will bear all of the Trust’s organizational expenses and will not seek recoupment of such expenses from the Trust.

Please call the undersigned at (612) 766-6854 should you have any questions regarding this filing.

Very truly yours,

/s/ Matthew L. Thompson

Matthew L. Thompson